UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 21, 2018, SGOCO Group, Ltd. (the “Company”) wholly-owned subsidiary, Giant Connection Limited entered into a Share Exchange Agreement (the “Agreement”) for the entire issued share capital of Paris Sky Limited. Upon the satisfactory completion of the closing conditions contained in the Agreement, the acquisition shall be consummated in consideration for (1) the allotment of 3,889,050 ordinary shares of the Company to Leung Iris Chi Yu (“Leung”), at an agreed value of HK$30,334,590, (2) the transfer of a 49% interest in Century Skyway Limited, a wholly owned subsidiary of the Company, to Leung at an agreed value of HK$126,126,000, (3) the transfer of a 48.9% interest in Boca International Limited, a wholly owned subsidiary of the Company, at an agreed value of HK$184,842,000, and (4) the issuance of a promissory note to Leung in the principal amount of HK$27,103,410, bearing a 8% interest, by Giant Connection Limited. Paris Sky Limited is an investment holding company which, through its wholly owned subsidiary, owns a property located at No. 8 Fui Yiu Kok Strret, Tsuen Wan, New Territories, Hong Kong. The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: May 21, 2018	By:	/s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
4.1	Share Exchange Agreement, dated May 21, 2018.